THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

December 17, 2009

VIA EDGAR AND EXPRESS MAIL
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549
Attn:           Larry Spirgel, Assistant Director

Re:           Pegasus Tel, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 11, 2009
File No.: 333-162516

Dear Mr. Spirgel:

Below please find our responses to the Staff’s comment letter, dated December 16, 2009 (the “Comment Letter”), regarding the above-captioned matter.  Per your request, our responses are keyed to the enumerated comments in the Comment Letter.

Please be advised that the Company has filed Amendment No. 4 to the Registration Statement today. A copy of this letter and Amendment No. 4, marked to show changes, will be sent to you via express mail today.

Please do not hesitate to contact me at (732) 610-2435 if you have any questions regarding this matter.
Very truly yours,

/s/ Philip Magri

The Offering, page 6

1. We note your response to comment four from our letter dated November 19, 2009 and your statement that 14,609,580 shares of your common stock are held by non-affiliates.  We also note your disclosure on page 24 that Joseph C. Passalaqua (the brother of your Chief Financial Advisor) and his wife Mary Passalaqua, collectively own 7,501,285 shares of your common stock.  Please tell us why you did not deduct the shares owned by Joseph C. and Mary Passalaqua from your calculation of the number of shares owned by non- affiliates.  Alternatively, please revise your disclosure to remove these shares from the total amount of shares held by non-affiliates.

Response:

We have made the suggested change and have revised the disclosure to read as follows:

Common Stock Outstanding Before and After the Offering:
20,215,136 shares of our common stock are issued and outstanding as of the date of this prospectus and will continue to be issued and outstanding upon the completion of this offering. All of the common stock to be sold under this prospectus will be sold by existing stockholders. We are registering 6,425,537 shares of the 20,215,136 shares of common stock issued and outstanding as of the date of this prospectus (approximately 32%). 6,023,726 of the shares being registered are held by non-affiliates and represent approximately 85% of the 7,108,295 shares of common stock held by non-affiliates of the Company.

Selling Shareholders, page 17

2. The disclosure preceding the selling shareholder table is unclear as to the company’s intentions with respect to the registration of Carl E. Worboy’s and John F. Passalaqua’s *  shares for resale.  Please clarify.

*(It was stated as Joseph F. Passalaqua in the original letter and this was corrected to state John F. Passalaqua)

Response:

The word “not” was inadvertently missing. We have revised the disclosure to read as follows:

The Selling Stockholders include 169 of the Company’s shareholders. The Directors and Officers will not be able to sell their shares unless registered with the Securities and Exchange Commission under the Securities Act of 1933 which the Company does not currently contemplate doing.